UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Incorporation by Reference

Exhibit 99.2 (Consent of Peter Allen), Exhibit 99.3 (Consent of Chris Arnold), Exhibit 99.4 (Consent of Simon Kusabs), Exhibit 99.5 (Consent of Goktug Evin), Exhibit 99.6 (Consent of Zafir Ekmekçi), Exhibit 99.7 (Consent of Stan Kagiannis), Exhibit 99.8 (Consent of Ömer Ardıç), Exhibit 99.9 (Consent of Richard Kiel), Exhibit 99.10 (Consent of Paul Newling), and Exhibit 99.11 (Amended and Restated Material Change Report) to this Report on Form 6-K are hereby filed and incorporated by reference into this report and incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Hod Maden Project Feasibility Study – Technical Report NI 43-101

99.2	Consent of Peter Allen

99.3	Consent of Chris Arnold

99.4	Consent of Simon Kusabs

99.5	Consent of Goktug Evin

99.6	Consent of Zafir Ekmekçi

99.7	Consent of Stan Kagiannis

99.8	Consent of Ömer Ardıç

99.9	Consent of Richard Kiel

99.10	Consent of Paul Newling

99.11	Amended and Restated Material Change Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: December 15, 2021	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer